CUSIP NO. 723684 10 6            SCHEDULE 13G                       Page 1 of 5

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 1)(1)

                             The Pioneer Group, Inc.
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                         (Title of Class of Securities)

                                   723684 10 6
                                 (CUSIP Number)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [ ]  Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 723684 10 6            SCHEDULE 13G                 Page 2 of 5 pages
          -----------                                              --  --

-------------------------------------------------------------------------------
  (1)  NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       John F. Cogan, Jr.


-------------------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
       Not Applicable

-------------------------------------------------------------------------------
  (3)  SEC USE ONLY
                                                                            [ ]
-------------------------------------------------------------------------------
  (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.

-------------------------------------------------------------------------------
                       (5)  SOLE VOTING POWER

                            3,772,989
  NUMBER OF
   SHARES             ---------------------------------------------------------
 BENEFICIALLY          (6)  SHARED VOTING POWER
  OWNED BY
    EACH                    74,340
  REPORTING
 PERSON WITH          ---------------------------------------------------------
                       (7)  SOLE DISPOSITIVE POWER

                            2,895,793

                      ---------------------------------------------------------
                       (8)  SHARED DISPOSITIVE POWER

                            74,340

-------------------------------------------------------------------------------
  (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,847,329

-------------------------------------------------------------------------------
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                     [ ]

-------------------------------------------------------------------------------
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.4% (1)

-------------------------------------------------------------------------------
 (12)  TYPE OF REPORTING PERSON*

       IN

-------------------------------------------------------------------------------

(1) Based upon 26,134,103 shares of Common Stock outstanding as of December 31, 1998 plus 533,000 shares subject to outstanding options held by the Reporting Person that are exercisable within 60 days of December 31, 1998.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages

CUSIP NO. 723684 10 6            SCHEDULE 13G                       Page 3 of 5
          -----------                                                    --  --

ITEM 1(a).     NAME OF ISSUER:

               The Pioneer Group, Inc., a Delaware corporation (the "Company")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               60 State Street
               Boston, Massachusetts 02109

ITEM 2(a).     NAME OF PERSON FILING:

               John F. Cogan, Jr. (the "Reporting Person")

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               60 State Street
               Boston, Massachusetts 02109

ITEM 2(c).     CITIZENSHIP:

               United States

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.10 par value per share, of The Pioneer Group,
               Inc.

ITEM 2(e).     CUSIP NUMBER:

               723684 10 6

ITEM 3.        STATEMENT FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C)

               Not Applicable.

ITEM 4.        OWNERSHIP.

         (a) The Reporting Person beneficially owns 3,847,329 shares of the Company's Common Stock, consisting of 2,067,379 shares held directly, 533,000 shares subject to outstanding options held by the Reporting Person that are exercisable within 60 days of December 31, 1998, and 1,246,950 shares held by Trusts of which Mr. Cogan serves as trustee.

         (b) The 3,847,329 shares of Common Stock beneficially owned by the Reporting Person constitutes 14.4% of the Company's Common Stock as of December 31, 1998, based upon 26,134,103 shares of Common Stock outstanding as of December 31, 1998 plus 533,000 shares subject to outstanding options held by the Reporting Person that are exercisable within 60 days of December 31, 1998.

         (c) The Reporting Person has sole voting power with respect to 3,772,989 of the shares of Common Stock beneficially owned, sole dispositive power with respect to 2,895,793 of the shares of Common Stock beneficially owned and shared voting and investment power with respect to 74,340 shares of the Common Stock beneficially owned.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable.


                               Page 3 of 5 pages

CUSIP NO. 723684 10 6            SCHEDULE 13G                       Page 4 of 5
          -----------                                                    --  --


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATIONS.

               Not Applicable.




                               Page 4 of 5 pages

CUSIP NO. 723684 10 6            SCHEDULE 13G                       Page 5 of 5
          -----------                                                    --  --


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 8, 1999

                                                  /s/ John F. Cogan, Jr.
                                                  ----------------------
                                                  John F. Cogan, Jr.




                               Page 5 of 5 pages